Exhibit (h)(8)(l)

April 20,2012

Forward Management, LLC

101 California Sweet, Suite 1600

San Francisco, California 94111

Re:	Administrative Fee Waiver

This letter agreement (the “Agreement”) confirms the administrative fee waiver between Forward Funds (the “Trust”), on behalf of the Forward U.S. Government Money Fund (the “Fund”), and Forward Management, LLC (“Forward Management”) with respect to the provision of administrative services to the Fund.

1.

Administrative Fee Waiver. Forward Management has agreed to waive the entire amount of the administrative fee payable to Forward Management under the Administrative Plan for Institutional Class, Investor Class, Class A, and Class C Shares of Forward U.S. Government Money Fund, dated September 1, 2008, as revised (the “Administrative Plan”), between the Trust and Forward Management, which is an annual rate of 0.25% of the average daily net assets of the Fund attributable to each Class (the “Administrative Fee”).

2.

Administrative Fee Reimbursement. The Fund agrees to pay Forward Management the amount of Administrative Fees that, but for Section 1 hereof, would have been payable by the Fund to Forward Management pursuant to the Administrative Plan (the “Waived Fees”) for a period of three years following the year in which the Administrative Fees were incurred, subject to the limitations provided in this Section. Such payment shall be made monthly; however, such payment will not be made with respect to a class of the Fund if it, together with the payment of all other applicable fees and expenses, would cause the net yield of that class of the Fund to be less than an annualized yield of 0.01%. In no event will a particular class of shares of the Fund be obligated to pay any fees waived or deferred by Forward Management with respect to any other class of the Fund.

3.

Term and Termination. This Agreement shall become effective on May 1, 2012 and shall continue in effect until April 30, 2013. In addition, this Agreement will terminate automatically in the event of the termination of the Administrative Plan. The expiration or termination of this Agreement shall not affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Waived Fees with respect to periods prior to such expiration or termination.

4.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, provided that nothing in this Agreement shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended.

Please indicate your approval of this Agreement by signing and returning a copy of this letter to the Trust.

FORWARD FUNDS	FORWARD MANAGEMENT, LLIC

By:	By:
Name: Robert S. Naka	Name: Alan Seigerman
Title: V.P., Funds	Title: Chief Financial Officer

2